October 31, 2019

Stephen From
President and Chief Executive Officer
EyeGate Pharmaceuticals, Inc
271 Waverley Oaks Road, Suite 108
Waltham, MA 02452

       Re: EyeGate Pharmaceuticals, Inc.
           Registration Statement of Form S-3
           Filed October 18, 2019
           File No. 333-234255

Dear Mr. From:

       We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement of Form S-3 filed October 18, 2019

Exhibits

1. We refer to Article V.E of your Restated Articles of Incorporation filed as Exhibit 3.1.
       Your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or
       Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the
       Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise
 Stephen From
EyeGate Pharmaceuticals, Inc
October 31, 2019
Page 2
      your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities
      Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Folake Ayoola at (202) 551-3673 or Christine Westbrook at
(202) 551-
5019 with any other questions.



                                                            Sincerely,
FirstName LastNameStephen From
                                                            Division of
Corporation Finance
Comapany NameEyeGate Pharmaceuticals, Inc
                                                            Office of Life
Sciences
October 31, 2019 Page 2
cc:       Stephen D. Brook, Esq.
FirstName LastName